Mail Stop 4561

February 7, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
        Registration Statement on Form S-11
        Filed January 10, 2006
        File No. 333-130945

Dear Mr. Rogers:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering shares to be offered under a distribution reinvestment plan to investors in the offering. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please provide to us all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

5.   You do not appear to have provided disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions. Please advise or revise.

Questions and Answers about the Offering, page viii

What is NNN Apartment REIT, Inc.?, page viii

6.   Please expand your disclosure to identify the "select" U.S. metropolitan areas in which you plan to purchase apartment communities.

What conflicts of interest will your advisor face?, page x

7.   Please expand your disclosure on page x and throughout your prospectus, including risk factor disclosure, if appropriate, to discuss whether any of your affiliates or affiliates of your advisor own or plan to purchase apartment communities or will otherwise directly compete with you. For example, we note from recent press releases that Triple Net Properties appears to own a significant number of apartment communities in the southeast.

Does NNN Apartment REIT have a share repurchase plan?, page xiii

8.   Please tell us what you mean by "informal relief" from the issuer tender offer rules. Also, tell us whether you intend to seek no-action relief from the issuer tender offer rules and Regulation M.

Prospectus Summary, page 1

9.   We note that you have not yet qualified as a REIT for federal income tax purposes, but intend to do so for your first full taxable year. Please expand your disclosure to clarify whether you intend to qualify for a REIT for the taxable year ending December 31, 2006.

Summary Risk Factors, page 2

10.   We note the third bullet point that any existing or future agreements between you and your advisor, dealer manager and their affiliates were not and will not be reached through arm's-length negotiation. Please expand your disclosure on pages 3 and 16 to identify all existing or contemplated agreements and clarify that you may pay more for these services than you would pay to a third party.

11.   Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.

Organization Chart for Our Company and Our Advisor, page 11

12.   Please provide your website address, if available.

Risk Factors, page 13

13.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "Our company and our advisor are newly formed and have not yet commenced business operations," page 14

- "We are not diversified and are dependent on our investment in a single asset class," page 14

- "We will have limited sources of working capital," page 23

- "As we incur indebtedness, the risk associated with your investment in our company will increase," page 23

        Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it *specifically* applies to you.

Our company and our advisor are newly formed and have not yet commenced business operations, page 14

14.   We note that your business is subject to the risks inherent in the establishment of a new business enterprise. Please expand your disclosure to briefly describe these risks.

We are not diversified and are dependent on our investment in a single asset class, page 14

15.   We note that your current strategy is to acquire interests primarily in apartment communities in select metropolitan areas throughout the United States. Please expand your disclosure to include a separate risk factor to discuss the risk of geographic concentration with respect to your investment and how this risk will increase if less than the maximum amount of proceeds are raised.

Our advisor may be entitled to receive significant compensation…, page 16

16.   We note that in the event of a termination of the advisory agreement in connection with the listing of your common stock or as a result of a result of the internalization of your advisor into your company, the advisor will receive compensation pursuant to such termination as agreed to by your independent directors and your advisor. Please expand your disclosure on pages 16 and 19 to quantify this compensation, if appropriate, and briefly describe how this compensation will be agreed to.

You will are limited in your ability to sell your shares pursuant to the proposed share repurchase plan and repurchases will be made at our sole discretion, page 17

17.   Please revise your disclosure to clarify that the only source of funds for repurchases will come from the distribution reinvestment plan. We note disclosure to this effect on page 103.

The ongoing SEC investigation of Triple Net Properties could adversely impact our advisor's ability to perform its duties to our company, page 19

18.   We note your statement that Triple Net Properties believes that is has and intends to continue to cooperate fully with the SEC. Please remove this mitigating language.

Stockholders will have little, if any, control over how proceeds from this offering are spent, page 20

19.   We note that your advisor may retain independent contractors to provide various services for your company. Please expand your disclosure to briefly describe the role of these

independent contractors, the services they are expected to provide and clarify who will pay for such services.

The effect of adverse conditions at specific properties will be magnified to the extent we are able to acquire only a limited number of properties, page 20

20.   We note your disclosure that if you only sell the minimum amount of this offering you will not be able to purchase a diverse portfolio of properties. Please expand your disclosure to quantify the amount that you would need to achieve such a portfolio.

Any joint venture arrangements may not reflect solely our stockholders' best interests, page 21

21.   We note the statement at the end of the paragraph that your company may not invest in joint ventures with your advisor, your directors or any of their affiliates unless a majority of the directors not otherwise interested in the transaction approve the transaction as being fair and reasonable to the company and your stockholders and on substantially the same terms and conditions as those received by the other joint venturers. Please revise to remove this mitigating language.

Your investment in our company will be diluted by $1.00 per share, page 25

22.   We note that a purchaser will experience immediate dilution of $1.00 in book value per share, not including other organizational and offering expenses. Please expand your disclosure to briefly describe and quantify these other organizational and offering expenses.

Our advisor may receive economic benefits from its status as a special limited partner without bearing any of the investment risk, page 26

23.   Please expand your disclosure to briefly describe and quantify any distributions to the special limited partner, including the incentive distribution. In addition, please quantify the "threshold return."

The recharacterization of any purchase and leaseback transactions as a financing could cause us to lose properties without full compensation, page 28

24.   We note that you intend to enter into purchase and leaseback transactions. Please expand your disclosure to clarify how these transactions will fit into your business model of investing in apartment communities.

Our Company, page 31

25.   We note your statement on page 31 that key members of the management of Triple Net Properties and ROC Advisors will provide over 75 years of real estate industry

experience. Please note that is it not appropriate to aggregate years of experience. Please revise accordingly.

Investment Objectives and Policies, page 32

26.   We note your references to U.S. Census data and historical information with respect to interest rates and the yield on treasury bonds. We note your disclosure on pages 2 and 34 regarding the growth of Cornerstone Realty Income Trust. Please provide support for these statements. Please provide us with all copies of materials referenced in the prospectus. Please clearly mark, with cross-references to the relevant disclosure in your prospectus, the portion of each of these materials that you refer to throughout the prospectus.

27.   We note your statement on page 35 that you may acquire properties from your advisor, affiliates of your advisor, and entities advised or managed by your advisor and its affiliates. Please expand your disclosure on pages 35 and 99 to clarify whether you currently intend to acquire properties from affiliates. In addition, please expand your disclosure to discuss whether there are any limits on your acquisition of properties from affiliates, and clarify, if true, that your advisor or its affiliates may receive substantial real estate commissions even though the property was purchased from an affiliate.

Management of Our Company, page 46

28.   With respect to your independent directors, we note your statement on page 46 that you consider a director to be independent if in the last two years he or she is not associated, directly or indirectly, with your company or your advisor. Please expand your disclosure to describe how you will determine whether a person is "associated" with your company or your advisor and clarify whether this would include affiliates. For example, we note that Messrs. Inlow and Wallace also serve as directors of G REIT, Inc. and T REIT, Inc. Please clarify how a director of NNN Apartment REIT, who serves as a director or has an ownership interest in another Triple Net-sponsored entity, could be considered independent.

29.   We note that your executive officers do not devote all of their time to your business. Please expand your disclosure in this section and the risk factor on pages 15 and 16 to quantify the amount of time your executive officers will devote to you.

2006 Incentive Award Plan, page 51

30.   We note that your officers, employees, consultants and non-officer directors are eligible to receive awards under the 2006 plan. We further note your disclosure that you have no employees. Please expand your disclosure to clarify when you expect to hire employees. In addition, please clarify how key employees of your advisor will be eligible for awards under this plan.

Certain Relationships and Related Transactions, page 53

Our Advisor, page 54

31.   Please expand your disclosure to clarify whether your advisor provides management services to any other entity or whether there are any limitations on your advisor's ability to provide such services to another entity.

The Advisory Agreement, page 55

32.   We note your disclosure on page 56 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. We further note the disclosure regarding fees to be paid upon termination of the advisory agreement. Please expand your disclosure in this section to include a brief discussion of these fees and quantify them, if appropriate. If the fees are to be negotiated at a later date, please expand your disclosure to clarify how they will be negotiated and what factors will be considered in determining these fees.

Compensation Table, page 58

33.   Please expand your disclosure in this table and the table in the summary to provide a line item describing the termination fees.

34.   We note the definition of "average invested assets." Please expand your disclosure to clarify whether this amount takes into account debt that you may carry with respect to properties.

35.   We note that you will reimburse your advisor for other organization and offering expenses and acquisition expenses. We further note your disclosure on page 55 that you will not reimburse your advisor at the end of any fiscal quarter for operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of 2% of your average invested assets or 25% of your net income for such year. Please expand your disclosure on pages 7, 59 and 61 to clarify whether this limit applies to organization and offering expenses or whether there are any other limits on these expenses.

Prior Performance Summary, page 68

36.   Please expand your disclosure to include a discussion of the major adverse business developments or conditions experienced by any prior programs. See Item 8.A.2. of Guide 5. For example, please discuss whether any programs have lost money or produced a negative rate of return for investors. In this regard, we note that G REIT and T REIT appear to be in the process of liquidation. Further, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.

37.   Please provide a summary of the acquisitions made by Triple Net Properties-sponsored programs in the three most recent years, including the type, location and method of financing. See Item 8.A.4 of Guide 5.

38.   We note throughout your disclosure in this section that you refer to investment amounts as "(purchase price, including debt financing)." Please expand your disclosure to clarify, if true, that these investment amounts represent the aggregate purchase price of properties subject to existing mortgages and that the relevant program assumed its share of the debt.

39.   We note that, in some cases, a program owns less than 100% of a property. We note that you have identified the affiliate that owns the remaining interests in a property in certain cases. For those instances where the affiliate is not identified or it is not clear if the remaining interests are held by an affiliate, please revise to clarify the disclosure and identify the affiliate, if appropriate.

40.   We note that for each of the public programs you have included a summary of gross revenue and net income (loss) on pages 72 − 75. This information is not appropriate for the prior performance summary. Please revise to direct investors to the more complete financial information provided in Table III.

Conflicts of Interest, page 98

41.   We note your statement that you believe the compensation paid to your advisor and its affiliates is on terms no less favorable to your company than those customary for similar services performed by independent firms in the relevant geographic areas. Please tell us the basis for your belief.

42.   We note that your advisor and its affiliates will receive substantial fees from you. Please expand your disclosure to clarify that a substantial portion of these fees will be derived directly from the offering proceeds and will be paid regardless of your performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 105

43.   We note that after the minimum subscription of $2 million is achieved, subscription proceeds will be released to you. Please expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering. Please discuss how this would impact your operations and investment opportunities.

Federal Income Tax Consequences of our Status as a REIT, page 124

44.   We note your statement on page 124 that the section "summarizes the federal income tax issues that you, as a prospective stockholder, may consider relevant." Please revise your disclosure to state that the section summarizes all the material federal tax issues and consequences.

45.   We note your statement on page 125 that "Hirschler Fleischer is of the opinion that based on our proposed method of operation, we are in a position to qualify for taxation as a REIT for the taxable year that will end December 31, 2006." Since you have already been organized, please revise the tax opinion to state whether you are organized in conformity with the REIT requirements. In addition, please clarify whether your method of operation as described in the registration statement will enable you to meet the REIT requirements. It is not clear what you mean by the statement that you are "in a position to qualify" as a REIT.

Plan of Distribution, page 138

46.   We note that your officers and directors as well as officers, managers and employees of your advisor and its affiliates may purchase shares in this offering for $9.00 per share. Please expand your disclosure to discuss how many shares will be offered at this price. Also, please clarify whether their purchases will count toward the minimum needed to break escrow.

Prior Performance Tables, page A-1

47.   We note that you have reported the net income for certain non-public programs on an income tax basis. Tell us how you have considered the need to disclose here and elsewhere in your filing any significant differences in operating results between accounting on a tax and GAAP basis.

48.   Please include a narrative introduction that cross-references the narrative summary, explains the significance of the track record and the tables, explains where additional information can be obtained on request and includes a glossary of terns used in the tables.

49.   Please include a discussion of the factors considered in determining which previous

programs had "similar investment objectives" to those of NNN Apartment REIT.

50.   Please tell us why Tables I and II are limited to public programs.

Table I, page A-2

51.   We note that you have provided the length of the offering in days and specified the number of days to invest 90%. Please revise to provide this information in terms of months.

Table III, Compensation to Sponsor, page A-3

52.   Please include all amounts paid to the sponsor from property sales and refinancing.

53.   We note the line item for "cumulative cash flow from operations." Please revise to delete this item, or alternatively, tell us why it is appropriate to include it in this table.

Part II. Information Not Required in Prospectus

Exhibits

54.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Deborah Schwager Froling, Esq. (*via facsimile*)
        Hirschler Fleischer, A Professional Corporation